UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

3A-1A, Menara Khuan Choo, Jalan Raja Chulan

Bukit Bintang, 50200

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

The Registrant is filing this Report on Form 6-K to provide its notice and proxy statement of its extraordinary general meeting.

Exhibits Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of Extraordinary General Meeting
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2026

GIBO Holdings Limited

By:	/s/ Chun Yen “Dereck” Lim
Name:	Chun Yen “Dereck” Lim
Title:	Chairman of the Board of Directors